          SECURITIES AND EXCHANGE COMMISSION

                Washington, D.C.  20549

                     SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                   (Amendment No. 1)

            Laurentian Capital Corporation
                   (Name of Issuer)


        Common Stock, par value $.05 per share
            (Title of Class of Securities)


                       519256101
                    (CUSIP Number)


                   Mte. Lise Bernier
         Director, Legal and Corporate Affairs
      Societe financiere Desjardins-Laurentienne
           1 Complexe Desjardins, 40th Floor
          P.O. Box 10500, Desjardins Station
              Montreal, (Quebec) H5B 121
                        Canada
                  Tel. (514) 281-7081

     (Name, Address and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                      Copies to:

                 John A. Willett, Esq.
                    Arnold & Porter
                    399 Park Avenue
            New York, New York  10022-4690
                  Tel. (212) 715-1000


                     May 25, 1995
(Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

       Check the following box if a fee is being paid with this statement: [ ]

                 Exhibit Index page

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(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

La Confederation des caisses populaires et d'economie
Desjardins du Quebec

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               6,177,093
Shares Bene-     (8)  Shared Voting Power
ficially                   0
Owned by         (9)  Sole Dispositive Power
Each Report-               6,177,093
ing Person       (10)  Shared Dispositive Power
With                       0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      6,177,093

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      81.8%

(14)  Type of Reporting Person (See Instructions)    HC



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(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

La societe financiere des caisses Desjardins inc.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               6,177,093
Shares Bene-     (8)  Shared Voting Power
ficially                   0
Owned by         (9)  Sole Dispositive Power
Each Report-               6,177,093
ing Person       (10)  Shared Dispositive Power
With                       0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      6,177,093

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      81.8%

(14)  Type of Reporting Person (See Instructions)    HC



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(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

Societe financiere Desjardins-Laurentienne inc.

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               6,177,093
Shares Bene-     (8)  Shared Voting Power
ficially                   0
Owned by         (9)  Sole Dispositive Power
Each Report-               6,177,093
ing Person       (10)  Shared Dispositive Power
With                       0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      6,177,093

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      81.8%

(14)  Type of Reporting Person (See Instructions)    HC



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(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

The Laurentian Group Corporation

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               6,177,093
Shares Bene-     (8)  Shared Voting Power
ficially                   0
Owned by         (9)  Sole Dispositive Power
Each Report-               6,177,093
ing Person       (10)  Shared Dispositive Power
With                       0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      6,177,093

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      81.8%

(14)  Type of Reporting Person (See Instructions)    HC



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(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

Desjardins-Laurentian Life Group Inc.
(formerely, Laurentian Financial, Inc.)

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Province of Quebec, Canada

Number of        (7)  Sole Voting Power
Shares Bene-               6,177,093
Shares Bene-     (8)  Shared Voting Power
ficially                   0
Owned by         (9)  Sole Dispositive Power
Each Report-               6,177,093
ing Person       (10)  Shared Dispositive Power
With                       0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      6,177,093

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      81.8%

(14)  Type of Reporting Person (See Instructions)    HC


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(1)  Names of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

The Imperial Life Assurance Company of Canada
I.R.S. Identification No. 98-000675

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a)  [ ]
     (b)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

     Not applicable

(5)  Check Box if Disclosure of Legal Proceedings
     is required Pursuant to Items 2(d) or 2(e)     [ ]

(6)  Citizenship or Place of Organization

     Canada

Number of        (7)  Sole Voting Power
Shares Bene-               5,432,109
Shares Bene-     (8)  Shared Voting Power
ficially                   0
Owned by         (9)  Sole Dispositive Power
Each Report-               5,432,109
ing Person       (10)  Shared Dispositive Power
With                       0
(11)  Aggregate Amount Beneficially Owned by Each
      Reporting Person

      5,432,109

(12)  Check Box if the Aggregate Amount in Row (11)
      Excludes Certain Shares (See Instructions)    [ ]

(13)  Percent of Class Represented by Amount in Row (11)

      72.0%

(14)  Type of Reporting Person (See Instructions)    IC




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       This Amendment No. 1 amends the Schedule 13D (the
"Schedule 13D") of the Reporting Persons dated
January 10, 1994. Capitalized terms have the same meanings as in the Schedule 13D.

       Item 2.  Identity and Background

       Item 2 is amended by the addition of the following information:

       On July 21, 1994, the name of Laurentian
Financial, Inc. was changed to Desjardins-Laurentian
Life Group Inc. ("DLLG"). The principal offices of DLLG are located at 500 Grande-Allee East, Quebec City,
Quebec G1R 257, Canada.

       Item 4.  Purpose of Transaction

       Item 4 is amended by the addition of the following information:

       On May 25, 1995, Imperial and DLLG entered into an Option Agreement (the "Option Agreement") with
American Annuity Group, Inc., a Delaware corporation
("American Annuity"), attached hereto as Exhibit D and incorporated herein by reference in its entirety, concerning Imperial and DLLG's grant to American Annuity of an option, exercisable under certain circumstances, to purchase all of the Shares held by Imperial and DLLG.
 The Option Agreement has been entered into in connection with the execution of a Merger Agreement dated as of May 25, 1995 among American Annuity, L.Q.
Acquisition Corp., a wholly owned subsidiary of American
Annuity and the Company.

       Item 5.  Interests in Securities of the Issuer

       Item 5 is amended by the addition of the following information:

       On May 25, 1995, Imperial and DLLG entered into the Option Agreement described in Item 4 and attached hereto as Exhibit D, granting to American Annuity an option exercisable under certain circumstances described therein to acquire all of the 6,177,093 Shares held by them at a price of $13.875 per Share.


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       Item 6. Contracts, Arrangements, Understandings
               or Relationships with Respect to
               Securities of the Issuer

       Item 6 is amended by the addition of the following information:

       On May 25, 1995, Imperial and DLLG entered into the Option Agreement described in Items 4 and 5 and attached hereto as Exhibit D.

       Item 7.  Material to be Filed as Exhibits

       Item 7 is amended by the addition of the following:

       Exhibit D   Option Agreement dated as of
                   May 25, 1995 among
                   American Annuity Group, Inc.,
                   The Imperial Life Assurance
                   Company of Canada and
                   Desjardins-Laurentian Life Group Inc.


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                      Signatures

       After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 1, 1995

                          LA CONFEDERATION DES CAISSES
                          POPULAIRES ET D'ECONOMIE
                          DESJARDINS DU QUEBEC



                          By  /s/
                            Pierre Brossard
                            General Secretary



                          LA SOCIETE FINANCIERE DES
                          CAISSES DESJARDINS INC.



                          By  /s/
                            Humberto Santos
                            President and
                            Chief Executive Officer


                          SOCIETE FINANCIERE
                          DESJARDINS-LAURENTIENNE INC.



                          By  /s/
                            Humberto Santos
                            President and
                            Chief Executive Officer

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Dated:  June 1, 1995

                          THE LAURENTIAN GROUP CORPORATION



                          By  /s/
                            Humberto Santos
                            President and
                            Chief Executive Officer


                          DESJARDINS-LAURENTIAN LIFE GROUP
                          INC.



                          By  /s/
                            Michel Therien
                            President and
                            Chief Executive Officer


                          THE IMPERIAL LIFE ASSURANCE
                          COMPANY OF CANADA



                          By  /s/
                            Michel Therien
                            Chief Executive Officer

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

                       Exhibit Index


                   Exhibit            Sequential Page Number
Exhibit D     Option Agreement dated as
              of May 25, 1995 among
              American Annuity Group, Inc.,
              The Imperial Life Assurance
              Company of Canada and
              Desjardins-Laurentian Life
              Group Inc.

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